Exhibit 12.1
GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Fiscal
	Months Ended
	March 31,
	2006	2005	2004	2003	2002	2001
EARNINGS, AS DEFINED

Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$33.6	$61.5	$18.5	$(1.2)	$(27.6)	$58.1

Preferred stock dividend (pre-tax equivalent)	(0.1)	(33.8)	(9.2)	(0.9)	—	—
Fixed charges	11.0	76.7	49.4	53.6	47.5	51.5

TOTAL EARNINGS, AS DEFINED	$44.5	$104.4	$58.7	$51.5	$19.9	$109.6

FIXED CHARGES, AS DEFINED

Interest expense	$9.4	$36.5	$35.0	$45.3	$41.3	$43.2
Amortization of capitalized expenses related to debt	0.7	3.4	2.7	4.5	3.7	4.4
Preferred stock dividend (pre-tax equivalent)	0.1	33.8	9.2	0.9	—	—
Interest component of rent expense	0.8	3.0	2.5	2.9	2.5	3.9

TOTAL FIXED CHARGES, AS DEFINED	$11.0	$76.7	$49.4	$53.6	$47.5	$51.5

RATIO OF EARNINGS TO FIXED CHARGES	4.0	1.4	1.2	—	—	2.1
For the years ended December 31, 2003 and 2002, earnings were insufficient to cover fixed charges by $2.1 million and $27.6 million, respectively.

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